EXHIBIT 21
JOHNSON CONTROLS, INC.
Following is a list of significant subsidiaries of the Company, as defined by section 1.02(w) of Regulation S-X, as of October 31, 2008.

Jurisdiction
Where
Subsidiary is
Name	Incorporated

Johnson Controls Battery Group, Inc.	Wisconsin
Johnson Controls Holding Company, Inc.	Delaware
York International Corporation	Delaware